Filed by PSINet Inc.

                                        Commission File No.:
                                        333-34802

                                        Subject Company: Metamor Worldwide, Inc.
                                        Commission File No.: 333-34802


                                   PSINET INC.

                               44983 Knoll Square
                             Ashburn, Virginia 20147


FOR IMMEDIATE RELEASE

Filed by PSINet Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) of the Securities Exchange Act of 1934

Commission File No.: 0-25812

Analyst Contact:                                     Media Contact:
David Lerch                                          Doug Baj
703-726-1245                                         703-726-1431
lerchd@psi.com                                       bajd@psi.com


                    PSINET SOLICITS WAIVERS FROM NOTEHOLDERS

                            UNDER EXISTING INDENTURES

ASHBURN, VA, JUNE 5, 2000 - PSINet Inc. (Nasdaq: PSIX) today announced that it is soliciting waivers from registered holders as of June 2, 2000 of its 10% Senior Notes due 2005 and its 11 1/2% Senior Notes due 2008 (collectively, the "Notes"). The waiver solicitation will expire at 1:00 p.m., New York City time, on June 13, 2000.

The company is seeking waivers of its compliance with the debt incurrence covenants contained in the indentures governing the Notes to the extent that such covenants would prohibit it from incurring the $227 million face amount of 2.94% Convertible Subordinated Notes of Metamor Worldwide, Inc. upon completion of the proposed acquisition of Metamor. The acquisition is being voted upon by the shareholders of both PSINet and Metamor at special meetings to be held by each of the companies on June 15, 2000.

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The company is soliciting the waivers to enable it to take advantage of the attractive interest rate and other features of the Metamor Notes as well as to allow the company to otherwise utilize its cash for execution of its business plan. If the company does not obtain the requisite waivers, the Metamor Notes will be satisfied and discharged in connection with the closing of the Metamor acquisition and the Metamor Notes will be redeemed on August 18, 2000 (the first date on which the Metamor Notes could be redeemed) or such other date as the Company and Metamor may agree.

PSINet will pay to each record holder whose Notes have been accepted in the solicitations a waiver payment equal to $5.00 for each $1,000 principal amount of Notes for which a waiver has been accepted, payable as described in the waiver solicitation statement relating to the waiver solicitation.

The detailed terms and conditions of the waiver solicitation are set forth in a waiver solicitation statement, which will be distributed to holders of the Notes. Noteholders can obtain copies of the waiver solicitation statement and related materials from the Information Agent for the waiver solicitation, Mackenzie Partners, at (800) 322-2885 (toll free) or (212) 929-5500 (collect).

Headquartered in Ashburn, VA, PSINet is an Internet Super Carrier offering global eCommerce infrastructure and a full suite of retail and wholesale Internet services through wholly owned PSINet subsidiaries. Services are provided on PSINet-owned and operated fiber, satellite, Web hosting and switching facilities providing direct access in more than 800 metropolitan areas in 28 countries on five continents.

                                      # # #

A registration statement containing a joint proxy statement/prospectus of PSINet Inc. ("PSINet") and Metamor Worldwide, Inc. ("MWI") has been filed with, and declared effective by, the Commission. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION. THE PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You may obtain a free copy of the joint proxy statement/prospectus and other documents filed by PSINet and MWI with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and other documents filed with the Commission by PSINet may also be obtained free of charge from PSINet by directing a request to PSINet Inc., 44983 Knoll Square, Ashburn, Virginia 20147, Attn: Corporate Secretary. In addition, the proxy statement/prospectus and other documents filed with the Commission by MWI may be obtained free of charge from MWI by directing a request to Metamor Worldwide, Inc. at 4400 Post Oak Parkway, Suite 1100, Houston, Texas, 77027.

PSINet and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in PSINet's Definitive Proxy Statement for its 2000 Annual Meeting of Shareholders filed with the


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Commission on April 7, 2000. This document is available free of charge at the
Commission's web site at http://www.sec.gov and from PSINet at the address set forth above. MWI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of MWI with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in MWI's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Commission on April 18, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the MWI at the address set forth above.

The preceding communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the PSINet/MWI merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain or meet conditions imposed for governmental approvals for the merger; failure of the PSINet or MWI stockholders to approve the merger; the risk that the PSINet and MWI businesses will not be integrated successfully; and costs related to the merger. You should also give careful consideration to cautionary statements made in PSINet's reports filed with the SEC, especially the section entitled "Forward-Looking Statements" in the "Business-Risk Factors" section of PSINet's Form 10-K for the fiscal year ended December 31, 1999, and the section entitled "Special Note Regarding Forward-Looking Statements" in the joint proxy statement/prospectus of PSINet and MWI.